UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TeleCommunication Systems, Inc.

(Name of Subject Company)

TeleCommunication Systems, Inc.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

87929J103

(CUSIP Number of Class of Securities)

Maurice B. Tosé

President and Chief Executive Officer

TeleCommunication Systems, Inc.

275 West Street

Annapolis, Maryland 21401

(410) 263-7616

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kenneth L. Henderson

Tara Newell

Bryan Cave LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 541-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of TeleCommunication Systems, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Company Shares”) at a price per Company Share of $5.00 (the “Offer Price”), net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 7, 2015. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the subsection entitled “Annual and Quarterly Reports” the disclosure set forth below:

Certain Legal Matters

On December 9, 2015, a putative class action, Stanley Magee v. TeleCommunication Systems, Inc., related to the Merger Agreement was commenced by the filing of a complaint in Maryland, in the Circuit Court for Anne Arundel County, against the Company, members of the Company Board, Parent and Purchaser. The complaint generally alleges breaches of fiduciary duty by members of the Company Board in connection with the Merger Agreement. Further, the complaint alleges that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint seeks equitable and injunctive relief, including an order enjoining the defendants from completing the proposed Merger, rescission of any consummated transaction, unspecified damages and attorneys’ fees. The Company believes this civil action is wholly without merit, and intends to vigorously defend against it. Additional civil actions may be filed against the Company, Parent, Purchaser and/or any of their respective directors in connection with the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TeleCommunication Systems, Inc.

	By:	/s/ Maurice B. Tosé
Name: Maurice B. Tosé
Title: President and Chief Executive Officer

Dated: December 11, 2015